Exhibit 4.11

Hashing Power Lease Contract

Party A (Lessor): Meten Holding Group Ltd.

Cricket Square, Hutchins Drive P.O. Box 2681 Grand Cayman KY1-1111 Cayman Islands

Party B (Lessee): Lobo Group Limited

Unit B, 15/F, One Capital Place, 18 Luard Road, Wan Chai, Hong Kong

Based on the principle of equity and mutual benefit, Party A and Party B reach the following agreement on the matter that Party B leases Party A’s computing power for both parties to abide by:

I. The hashing power provided by Party A shall to Party B shall be the hashing power provided by Party A’s ASIC Bitcoin miner. The number of miners for providing hashing power is 1200 in total with the model is ant S19J Pro-100T 3450W.

II. The lease term for the above-mentioned hashing power is 30 days, which shall be 30 natural days since the above-mentioned 1200 mines are completely switched to Party B’s designated mining pools.

III. Lease Expense of Hashing Power

1.	The expense of leasing hashing power that shall be paid by Party B is composed of two parts, one of which is the basic power expense, and another is the lease income. The basic power expense shall be prepaid by Party B in a lump sum (Please see No. 2 of this Item), and the lease income shall be paid by Party B within one day upon the expiration of lease term (Please see No. 3 of this Item).

2.	The payment of basic power expense: Party B shall make a prepayment of 30-day power expense to Party A within three days upon signing this Contract (The prepayment shall be estimated as per 248832 USDT, and settled as per the actual amount upon expiration).

3.	The payment of lease income: It is required to calculate as per the price of BTC at 24:00 Beijing time upon the expiration date of lease term (The price fluctuation data of this BTC price shall be subject to CoinMarketCap data). If the unit price of BTC at this time point is lower than or equal to 20700 USDT, Party B shall make a payment as per 30% of BTC actual quantity (The mining pool observer’s interface data of Party A shall prevail) produced by the hashing power it leases as the lease income; If BTC at this time point is higher than 20700 USDT, Party B’s lease income= Actual quantity of BTC produced*Unit price of BTC at the above-mentioned time point-Basic power expense+40000USD.

IV. Both Parties’ Rights and Obligations

1.	Party A shall guarantee to provide 1200 ASIC miners with the model is ant S19J Pro, and guarantee the normal working condition of miners but not undertaking any liability for damage or liability for breach of contract due to the fault, downtime or accident caused by the force majeure such as accident, power failure, hosting mining pool’s reasons etc.

2.	Party B shall guarantee the reasonable use of hashing power without violating the regulations, laws or improperly using the hashing power, Party B shall make a compensation for Party A’s loss in case of causing any damage to the miners. As for the consequence from the reduction of production efficiency caused by the changes of BTC overall hashing power, which shall be undertaken by Party B on its own.

V. Liability for Breach of Contract

1.	If any party violates or fails to perform its statement, guarantee, obligation or responsibility in this Agreement, which shall constitute the breach of contract.

2.	Unless otherwise agreed, if any party’s breach of this Agreement causes the other party to undertake any expense, responsibility or suffer any loss (“Loss”), the default party shall make a compensation for the above-mentioned any loss (including but not limited to the interest and attorney fee paid or lost caused by the breach of contract) to the performing party. The total amount of compensation paid by the default party to performing party shall be same as the loss generated by this breach of contract.

VI. Force Majeure

1.	The Force Majeure of this Agreement shall refer to the unforeseeable, unavoidable and insurmountable event and circumstance that may generate the substantial influence on one party or multiple parties performing this Agreement, including but not limited to the earthquake, typhoon, flood or other natural disasters, fire, explosion, embargo, strike, riot, war, epidemic disease or policy change etc.

2.	If any delays to perform or fails to perform its obligations under this Agreement due to the force majeure event, this party shall notify the other party in written form as soon as possible and provide the detailed documents relating to this event and the files of proving this event (including but not limited to the files of official governance department, if applicable) to the other party within five days upon the occurrence of this event, and describe the reasons that it fails to perform or delays to perform all or partial provisions under this Agreement.

3.	In case of occurring any force majeure event, any party shall not undertake the liability for breach of contract to the other party, which shall not be deemed as the violation of this Agreement. The party of declaring the occurrence of force majeure event should take the appropriate measures to minimize or eliminate the influences of force majeure event, and try to recover the performance influenced by the force majeure event within the shortest time. In case of any force majeure occurred after any party delays to perform, it is unable to exempt its responsibility.

4.	If the force majeure event or the result of force majeure event obstacles any party to perform its all or partial obligations under this Agreement, and such force majeure event lasts fifteen days or above, all parties shall discuss and determine whether terminating this Agreement by means of consultation and unanimous vote in accordance with the influences of force majeure event.

VII. Application of Law and Resolution of Dispute

1.	The signing, effectiveness, explanation, performance, execution and resolution of dispute for this Agreement shall be applicable to the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

2.	As for any dispute caused by performing this Agreement or relating to this Agreement, both parties shall resolve through friendly consultation. If there is no agreement to be reached through consultation, any party shall submit the dispute to Shenzhen Court of International Arbitration, the arbitration venue shall be Shenzhen, and the arbitration shall be conducted according to the effective arbitration rules of this court of arbitration when the dispute is submitted. The award of the arbitration shall be final and binding upon both parties.

VIII. Effectiveness and Miscellaneous

1.	This Agreement shall come into effect since the date when both parties sign.

2.	As for the matters not covered in this Agreement, both parties shall sign the written supplementary agreement upon reaching a consensus through consultation.

3.	If any provision or any part of this Agreement is deemed as illegal, ineffective or non-executable according to the laws, the other provisions shall not influenced by it.

4.	Any party fails to perform or delays to perform any right or remedy under this Agreement shall not constitute its waiving this right or remedy.

5.	This Agreement shall be made into two copies with each party holding one copy respectively. Each copy shall have the same legal effects.

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Party A: Meten Holding Group Ltd.

Authorized Representative (Signature):	/s/ Siguang Peng

Party B: Lobo Group Limited

Authorized Representative (Signature):	/s/ Bin Xu

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